Mail Stop 4561

January 15, 2009

J. Michael Parks
Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Definitive Proxy Statement Filed April 24, 2008**
> **File No. 001-15749**

Dear Mr. Parks:

We have reviewed your response letter dated December 11, 2008 in connection
with the above-referenced filings and have the following comments. If indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated October 30, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 32

Discussion of Critical Accounting Policies, page 36

1. We note your response to prior comment number 1. As provided for in paragraph
   17(i)(3) and 346 of SFAS 140, tell us your consideration of providing a sensitivity
   analysis or stress test, similar to what you currently provide on page F-21,
   showing the hypothetical effect of two or more unfavorable variations from the
   expected levels for each key assumption on the fair value of assets classified as
   due from securitizations. Also, tell us why you have not included an assumption
   regarding the net charge-offs rate in the proposed disclosure for these other assets

as you do for the I/O Strip. Additionally, provide your enhanced disclosures within the financial statement footnotes and Critical Accounting Policies that you intend to include in future filings for the spread deposits and seller's interest.

2.   Notwithstanding your response to prior comment number 1, the prepayment rate assumption should be disclosed and included in your table that shows the hypothetical effects on the I/O Strip.

3.   To the extent that you have a re-aging policy for your credit card receivables, tell us how the policy affects your credit card delinquencies and charge offs. As applicable, tell us what consideration you have given to disclosing any re-aging policy in your filing.

Liquidity and Capital Resources, page 48

4.   We note your reference, in response to prior comment number 6, to the risk factor disclosures that identify risk associated with your securitization transactions. Your liquidity discussion does not provide a similar analysis and does not analyze the availability of alternative liquidity sources if those risk or events occur. For example, you do not disclose the terms of any early amortization event within this section and you do not address how such an event will affect your liquidity and operations. Also, this disclosure should discuss the implications of asset-backed notes becoming due and your ability to refinance them. This discussion should explain the purpose of the private conduits and your ability to continue to renew that funding. Further, you should also consider analyzing the effects that an increase in charge-off rates will have on liquidity in regards to maintaining the credit enhancements of the trust. Tell us how you intend to address any "reasonably likely factors" within the Liquidity and Capital Resources section of future filings.

Consolidated Balance Sheets, page F-5

5.   We note your response to prior comment number 10. Tell us why you believe that the "anticipated timing of redemption" is determinative in classifying this obligation as long-term. That is, why is the "anticipated timing" more significant than the obligation to perform when this obligation can be called at any time. It appears that the redemption obligation is only being deferred since the debt has not been requested.

6.   We note your response to prior comment number 10. In light of the fact that you provide marketing and administrative services over the term of the expected life of the mile, which is 42 months, it would appear that you have an obligation to provide a portion of those services within the next 12 months or operating cycle.

In this regard, tell us what consideration you have given to reflecting that portion of your total obligation as a current liability.

Consolidated Statements of Cash Flows, page F-7

7.   Tell us more about your "Investment in unconsolidated subsidiary" classified within cash flows from investing activities. As part of your response, tell us how you are accounting for this investment and indicate the significance of this investment to your operations.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-10

Seller's Interest and Credit Card Receivables, page F-10

8.   We note your response to prior comment number 11. Reconcile your intent and ability to hold the receivables for investment with your disclosure on page F-10 that "the majority of [y]our credit card receivables are securitized immediately or shortly after origination" along with your presentation of credit card receivable purchases and sales within cash flow from operating activities on page F-7. Also, disclose your accounting policy for credit card receivables that are classified as held for sale. Please clarify your disclosure that credit card receivables are presented at lower of cost or market less an allowance for doubtful accounts provision. Since these are classified as held for sale and recorded as lower if cost or market, explain why a valuation allowance is being recorded.

9.   In future filings, please disclose your accounting policy for classifying credit card receivables as held for investment. Your disclosure should include the following:

- How you determine your intent and ability to hold the receivables for the foreseeable future, maturity, or payoff. Your disclosure should include your definition of foreseeable future including your probability threshold; and

- The judgmental nature involved in determining your intent and ability to hold the receivables.

As part of your response, provide us with your revised disclosure. We may have further comments.

10.   Please disclose how the cash flows from credit card receivables held for investment and held for sale are reflected in the consolidated statements of cash flows.

Definitive Proxy Statement Filed April 24, 2008

Compensation Discussion and Analysis, page 21

Annual Performance-Based Cash Incentive Compensation, page 24

11.   We note your response to prior comment number 18 in which we asked you to provide a more detailed explanation of how your named executive officers are evaluated for their corporate associate engagement, and how your compensation committee uses these evaluations in determining annual performance-based cash compensation. Please provide us with a more detailed explanation of how the associate engagement survey is scored and how it relates to the achievement level percentage listed in the charts you provided in response to prior comment 16. In addition, please include a representation that you will include similar disclosure, if applicable, in future filings.

Special Awards, page 29

12.   We note your response to prior comment number 21 in which we asked you to explain how you determined the number of units granted to each named executive officer as a special award, and why the committee deemed those amounts appropriate in light of the specific factors it considered in making the awards. You state that the performance criteria used in determining the amount of each grant involved a target dollar value of each special award calculated as a percentage of three times one year's cash compensation for each individual. You also state that the target value was determined based on factors such as the relative contributions of the individual to the Company, retention risk, parity issues, and succession planning objectives. It is unclear from your response what exactly was used to determine the target dollar value, whether the target dollar value or a greater/lesser amount was actually awarded, and why. In connection with your response, please make sure to provide a more detailed qualitative and quantitative analysis of how the compensation committee's consideration of the factors listed in bullet points on page 22 of your response letter affected the amount actually awarded to each named executive officer. In addition, please include a representation that you will include similar disclosure, if applicable, in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief